Exhibit 99.1

AirNet Announces Results of Extraordinary General Meeting and ADS Ratio Change

HOUSTON, November 30, 2022 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it held an extraordinary general meeting of shareholders on November 30, 2022. At the meeting, the shareholders resolved by ordinary resolution to consolidate every forty of the authorized (whether issued or unissued) shares of each class of par value of US$0.001 each in the capital of the Company into one share of the same class of par value of US$0.04 each (the “Share Consolidation”).

The Share Consolidation will be effective at 5:00 P.M., on December 9, 2022 (U.S. Eastern time). Following and as a result of the Share Consolidation, the authorized share capital of the Company will be US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each. Any fractional shares held by any shareholder following and as a result of the Share Consolidation will be rounded up to the next whole number, by means of the Company issuing to such shareholder such additional fraction of a share (with a par value of US$0.04), credited as fully paid, as shall be necessary to achieve such whole number.

The Company also announced that, upon the Share Consolidation, the ratio of its American Depositary Receipts representing ordinary shares of the Company will be amended from one (1) American depositary share (“ADS”) representing ten (10) ordinary shares of the Company to one (1) ADS representing one (1) ordinary share of the Company. No physical action by ADS holders will be required to effect the ratio change, as the change will be effected on the books of the depositary. The effect of the ratio change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the open of business on December 12, 2022.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com